Filed by Iberdrola, S.A.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: UIL Holdings Corporation

(Commission File No. 001-15052)

26th February 2015

Iberdrola USA and UIL Holdings agree to merge operations to create a leading utility in the US

KEY ASPECTS

•                  The merger is consistent with Iberdrola’s strategic plan, expanding its presence in the US, a country with a AAA sovereign credit rating, enhancing currency diversification and its regulatory profile. It is EPS accretive from day one and maintains financial strength, while crystallizing the value of the business in the US

•                  The combined Company will have a 2014 pro forma EBITDA of approximately $2 billion, net income of $570 million, 3.1 million of points of supply, around 6.7 GW of installed capacity. As a result, Iberdrola USA will be present in the states of Connecticut, Massachusetts, New York, Maine as well as another 20 states

•                  The new Company resulting from the combination will become one of the largest utilities in the US and the 2nd largest wind operator company there

•                  The combined company will be listed on the NYSE. It will be 81.5% owned by Iberdrola SA and 18.5% by current UIL shareholders

•                  UIL Holdings Corporation (“UIL”) is a regulated utility in Connecticut and Massachusetts, with an enterprise value of more than $4 billion as of 25th February 2015

•                  The transaction, which has been approved and recommended to UIL shareholders by UIL’s board of directors, will be made through an exchange of Iberdrola USA shares for UIL stock and an additional cash payment to UIL shareholders of $597 million

•                  Three directors of UIL will be appointed after the merger to the board of directors of Iberdrola USA which will have a total of twelve members

•                  The transaction, subject to the relevant regulatory and stock market authorizations and UIL shareholder approval, is expected to close in 2015

•                  The new company intends to maintain a dividend policy consistent with that of Iberdrola, with a payout of between 65-75%.

Iberdrola USA and UIL to merge

The boards of directors of Iberdrola S.A. and Iberdrola USA have approved a combination of Iberdrola USA with UIL Holdings. This friendly transaction, recommended by UIL’s board of directors, which will be effected via merger, will allow UIL shareholders to receive 18.5% of the share capital of the combined company plus $597 million in cash, representing a premium of 19.5% over the average UIL share price during the 30 days prior to February 25. Iberdrola USA intends to maintain a dividend policy consistent with that of Iberdrola with a payout of between 65-75%. Iberdrola USA will be listed on the NYSE.

The combination of Iberdrola USA and UIL Holdings, with over 3.1 million of points of supply, approximately 6.7 GW of installed capacity, a pro-forma million in 2014, will create a leading utility in the US.

The agreement between Iberdrola USA and UIL Holdings, is subject to approval by UIL Holdings shareholders. As UIL Holdings and its subsidiaries operate in a regulated sector, the relevant authorizations at state level (Connecticut Public Utilities Regulatory Authority and Massachusetts Department of Public Utilities) and Federal (Federal Energy Regulatory Commission, Department of Justice and Federal Trade Commission, Committee on Foreign Investment in the United States and Federal Communications Commission) level will be required. This process is expected to be completed during 2015.

Ignacio Galán, chairman of IBERDROLA, said: “the operation that integrates this country, a key market in which we are taking a major step forward. It also reflects our preference for effecting corporate operations on a friendly basis.”

Iberdrola USA

Iberdrola USA, a wholly owned subsidiary of Iberdrola S.A., has utility operations in the states of New York and Maine, and is the second largest wind energy producer with a presence in 23 States.

In 2014 Iberdrola USA had approximately 1.8 million electricity and 0.6 million gas points of supply. The company distributed a total of 33,335 gigawatt hours (GWh) of electricity and supplied 40,870 gigawatt hours (GWh) of gas and has an installed capacity of 6.5 gigawatts (GW). Iberdrola USA had in 2014 an EBITDA of $1,576 million, and net income of $446 million.

UIL, a regulated company

UIL Holdings is a public utility holding company organized under the laws of the State of Connecticut and its shares trade on the New York Stock Exchange. It is the parent company for a group of companies mainly dedicated to the regulated business of transmission and distribution of electricity and gas. The company has 317,000 electricity and 396,000 gas points of supply in Connecticut and Massachusetts.

The company distributed in 2013 a total of 5,422 gigawatt hours (GWh) of electricity and 77,638 MM of gas cubic feet (bcf). It had 1,895 employees at the end of 2014.

UIL holdings has a market capitalization as of 25 February 2015 of approximately $2.4 billion, an enterprise value of approximately $4,100 million, a 2014 EBITDA of $438 million and a 2014 net income before non-recurring items of $123 million.

Strategic fit

•             The transaction creates a combination of geographically complementary businesses and creates opportunities to jointly develop new projects and operations.

•             The combination will strengthen Iberdrola’s position in the US, a country with AAA credit rating, and enhance its exposure to the US Dollar.

•             The transaction will increase Iberdrola’s regulated footprint, adding low risk and predictable cash flows.

•             The merger will allow an implicit value creation of Iberdrola USA via separate public listing without assets divestment.

•             The transaction is expected to be accretive to Iberdrola’s earnings per share.

•             The combination of both companies will leverage on both management teams, with a successful regulatory track record in the US, and it will be led by the current UIL CEO.

DISCLAIMER

This document has been prepared exclusively for information purposes by Iberdrola, S.A. in connection with the proposed combination of Iberdrola USA with UIL Holdings and for presentations to the media, investors and analysts. As a consequence thereof, this document may not be disclosed, released, published or relied, nor used by any other person or entity, for any other reason without the express and prior written consent of Iberdrola, S.A.

The information and any opinions or statements made in this document have not been verified by independent third parties; therefore, no express or implied warranty is made as to the impartiality, accuracy, completeness or correctness of the information or the opinions or statements expressed herein.  This document includes certain statements, estimates and projections prepared for illustration purposes only with respect to UIL Holdings’ and Iberdrola USA’s anticipated future performance and future events and market and regulatory developments.  Such statements, estimates and projections reflect various subjective judgments and assumptions made by UIL Holdings and Iberdrola USA, respectively, concerning anticipated results and such future events and developments which may or may not prove to be correct.  There can be no assurance that such projected result are attainable or will be realized or that such events or developments should occur.

No representations or warranties, express or implied, are made as to the accuracy, completeness or fairness of such statements, estimates or projections. Neither Iberdrola, S.A. nor its subsidiaries or other companies of the Iberdrola Group or its affiliates assume liability of any kind, whether for negligence or any other reason, for any damage or loss arising from any use of this document or its contents.

Neither this document nor any part of it constitutes a contract, nor may it be used for incorporation into or construction of any contract or any other type of agreement.

In furnishing this document, neither Iberdrola, S.A. nor any of its affiliates undertake any obligation to provide the recipient with any additional information or to update or correct the information contained herein.  This document shall not be deemed an indication of the state of affairs of the Iberdrola Group, nor shall it constitute an indication that there has been no change in the business or affairs of the Iberdrola Group since the date hereof or since the dates as to which information is given in this document.

IMPORTANT INFORMATION

This document does not constitute an offer or invitation to purchase or subscribe shares, in accordance with the provisions of the Spanish Securities Market Law (Law 24/1988, of July 28, as amended and restated from time to time), and/or Royal Decree 1310/2005, of November 4, and its implementing regulations.

In addition, this document does not constitute an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, nor a request for any vote or approval in any other jurisdiction.

IMPORTANT INFORMATION IN THE US

This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities or the solicitation of any vote or approval with respect to the proposed combination of Iberdrola USA with UIL Holdings (the “Transaction”), nor shall there be any purchase, sale or exchange of securities or such solicitation in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. If and when Iberdrola USA or any of its subsidiaries issue any securities in connection with the proposed Transaction, Iberdrola USA (or the relevant subsidiary) will, to the extent that such securities are required to be registered in the United States, file a registration statement, which will include a prospectus, with the United States Securities and Exchange Commission (“SEC”) pursuant to the U.S. Securities Act of 1933, as amended. Investors are strongly advised to read the documents that will be made available to them, including the registration statement and prospectus, if and when available, and any other relevant documents made available to them and/or the SEC or other applicable regulatory authorities, as well as any amendments or supplements to those documents, because they will contain important information regarding Iberdrola USA, its subsidiaries, UIL Holdings and the proposed Transaction. If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from the parties involved or a duly appointed agent.  The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, the companies involved in the proposed Transaction disclaim any responsibility or liability for the violation of such restrictions by any person. Any shares to be issued in connection with the financing for the proposed Transaction may not be offered or sold in the United States except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking information and statements about UIL Holdings and Iberdrola USA and/or its subsidiary/ies and their combined businesses after completion of the proposed Transaction. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions.  Although the managements of UIL Holdings and Iberdrola USA believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of UIL Holdings and Iberdrola USA shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of UIL Holdings and Iberdrola USA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. Except as required by applicable law, neither UIL Holdings nor Iberdrola USA undertakes any obligation to update any forward-looking information or statements.  The proposed Transaction described in this release could be affected by, among other things, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; failure to obtain shareholder approval or any other failure to satisfy other conditions required to complete the merger, including required regulatory approvals; risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; and the amount of the costs, fees, expenses and charges related to the merger.

Additional Information and Where to Find It

Iberdrola USA, Inc. will file with the United States Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, in which a proxy statement will be included as a prospectus, and other documents in connection with the proposed merger.  The UIL proxy statement/prospectus will be sent to the stockholders of UIL Holdings.  INVESTORS AND SECURITYHOLDERS OF UIL ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND ANY OTHER FILINGS THAT MAY BE MADE WITH THE SEC IN CONNECTION WITH THE MERGER WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER.  The registration statement and proxy statement/prospectus and other documents which will be filed by Iberdrola USA with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov, or from Iberdrola USA, Inc. at www.iberdrolausa.com.  Such documents are not currently available.  You may also read and copy any reports, statements and other information filed by Iberdrola USA and UIL Holdings with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549.  Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.  Certain executive officers and directors of UIL Holdings have interests in the proposed transaction that may differ from interests of stockholders generally, including benefits conferred under retention, severance and change in control arrangements and continuation of director and officer insurance and indemnification.  This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.